November 3, 2006

David Rector, President
Nano Holdings International, Inc.
1640 Terrance Way
Walnut Creek, CA 94597

      Re: Nano Holdings International, Inc.
              Amendment No. 3 to Registration Statement on Form SB-2
              Filed October 26, 2006
              File No. 333-136215

Dear Mr. Rector:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Interest of Named Experts and Counsel, page 18

Experts, page 19

1. Please disclose that your independent registered public accounting firm applied limited procedures in accordance with professional standards for a review with respect to the unaudited interim financial information for the periods ended June 30, 2006 and 2005 included in the prospectus. Additionally, disclose that the review report included in the prospectus states that they did not audit and do not express an opinion on that interim financial information; accordingly, the degree of reliance on their review report should be restricted in light of the limited nature of the review procedures applied. Further, disclose that the independent registered public accounting firm is not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement certified by the accountants within the meaning of sections 7 and 11 of the Securities Act. Refer to Codification of Financial Reporting Policies 605.04(b) and Auditing Standards Codification AU Section 711.

Financial Statements, page F-1

2. We note your disclosure on page 16 that you issued 100,000 shares of restricted common stock to Mr. Rector during the six months ended June 30, 2006 in consideration for services rendered. It does not appear that the compensation and related liability or stock issuance is reflected in your unaudited financial statements. We also note your disclosure on pages 34 and 44 that the shares were issued to Mr. Rector in July 2006. Please tell us the facts and circumstances surrounding the issuance of these shares, when you recorded the transaction, how you recorded the compensation and why your accounting treatment is appropriate given that the shares appear to have been issued in consideration for services rendered prior to June 30, 2006. In addition, please revise as necessary to correct the apparent inconsistencies in your disclosure.

Exhibit 23.1

3. We note your response to comment 2 in our letter dated October 19, 2006 and the revisions to the consent. Please tell us why the consent is dated October 6, 2006 given that the consent in your last amendment was dated October 11, 2006. Also, tell us why you dated the consent as being "Revised October 25, 2006." Please be advised that the consent should be dated as of the date your independent registered public accounting firm performed subsequent events procedures which should be close to the filing date of the registration statement as is reasonable and practicable in the circumstances. Refer to Auditing Standards Codification AU Section 711.

4. Please remove the reference to the review report on the unaudited financial statements for the six months ended June 30, 2006. Alternatively, please file a letter from your independent accountant which acknowledges awareness of the use of the report on your unaudited interim financial statements in the registration statement as Exhibit 15. Refer to Item 601(b)(15) of Regulation S-B.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David M. Loev, Esq.
        FAX (713) 524-4122